		Exhibit 99(a)
HSBC Finance Corporation
Household Home Equity Loan Trust 2003-1

Original Principal
Class A	547,610,000.00
Class M	105,872,000.00

Number of Notes (000's)
Class A	547,610
Class M	105,872

		2004 Totals

CLASS A
Class A Principal Distributions	248,674,248.00
Class A Interest Distributions		5,121,640.69

CLASS M
Class M Principal Distributions	48,077,354.29
Class M Interest Distributions	1,155,932.00